UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

SAExploration Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

78636X204
(CUSIP Number)

Mark Strefling Whitebox Advisors LLC 3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416 (612) 253-6001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Advisors LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[X]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,609,039

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,609,039

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,609,039

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox General Partner LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,609,039

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,609,039

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,609,039

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Multi-Strategy Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,582,394

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,582,394

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,582,394

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Whitebox Credit Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

510,492

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

510,492

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,492

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	78636X204

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

WBox 2015-7 Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,026,461

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,026,461

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,026,461

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	78636X204

Item 1.	Security and Issuer.

The name of the issuer is SAExploration Holdings, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 1160 Dairy Ashford Rd., Suite 160, Houston, Texas 77079, United States of America.  This Schedule 13D relates to the Issuer's common stock, $0.0001 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Whitebox Advisors LLC, a Delaware limited liability company ("WA"), (ii) Whitebox General Partner LLC ( "WB GP"), (iii) Whitebox Multi-Strategy Partners, LP, a British Virgin Islands limited partnership ("WMP"), (vi) Whitebox Credit Partners, LP, a British Virgin Islands limited partnership ("WCP"), (vii) WBox 2015-7 Ltd., a British Virgin Islands company; and (viii) the names and citizenship of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively (collectively, the "Reporting Persons").

(b)
The principal business address for each of WA and WB GP is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

The principal business address of WMP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WCP is c/o Estera Corporate Services (BVI) Limited, Jayla Place, Wickhams Cay 1, PO Box 3190, Road Town, Tortola, British Virgin Islands VG1110.

The principal business address of WBox 2015-7 Ltd. is Waterfront Drive, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands VG1110.

The principal business addresses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(c)
WA manages and advises private investment funds, including WMP, WCP (the "WA Private Funds").  WA also manages WBox 2015-7 Ltd..   WB GP serves as general partner of private investment funds, including WMP and WCP.  The principal business of WMP and WCP is investments.  WBox 2015-7 Ltd. is a special purpose vehicle, which holds Shares for which certain of the WA Private Funds, including WMP and WCP, are the indirect beneficial owners.  The principal businesses of the Executive Officers and Board of Managers of WA and the members of the Board of WB GP, are set forth in Exhibit B and Exhibit C, respectively.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Except as set forth below in this Item 2(e) none of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In April 2014, WA received a confidential information inquiry from the Securities and Exchange Commission (the "SEC") in connection with the purchase of shares in a secondary public offering which occurred in 2012.  WA fully cooperated with the SEC and voluntarily reviewed historical trading activity to identify any other potential instances of inadvertant violations of Rule 105 of Regulation M under the Exchange Act ("Rule 105").  Based on this review, WA identified four additional instances in 2011 and 2012 where WA participated in a secondary offering during a restricted period.  All of these instances were voluntarily disclosed to the SEC.  The violations allegedly occurred between January 2011 and June 2012.  Rule 105 generally prohibits purchasing an equity security in a registered follow-on public offering if the purchaser sold short the same security during the shorter of the period: (1) beginning five business days before the pricing of the offered securities and ending with such pricing; or (2) beginning with the initial filing of a registration statement or notification on Form 1-A or Form 1-E and ending with the pricing.

In July 2014, WA voluntarily submitted to an offer of settlement with respect to the five alleged violations of Rule 105, without admitting or denying the SEC's allegations.  The SEC accepted the offer of settlement, and imposed a cease-and-desist order from future violations of Rule 105.  The settlement involved the payment by WA of disgorgement of $788,779, prejudment interest of $48,553.49 and a civil money penalty of $365,592.83 (for a total of $1,202,925.30) to the U.S. Treasury.

Item 3.	Source and Amount of Funds or Other Consideration.

See Item 4 below for a description of the Restructuring pursuant to which the Shares were acquired.

Item 4.	Purpose of Transaction.

RESTRUCTURING

On June 13, 2016, the Issuer and certain members of the Issuer's management, entered into a comprehensive restructuring support agreement (the "Restructuring Support Agreement") with WA and other holders (the "Supporting Holders") of approximately 66% of the par value of the Issuer's 10.000% Senior Secured Notes due 2019 (the "Existing Notes"), pursuant to which the Supporting Holders and the Issuer agreed to enter into and implement a proposed comprehensive restructuring of the Issuer's balance sheet, including an agreement to fund up to $30 million in new capital (see "New Senior Loan Facility" below).

The Restructuring Support Agreement contemplated the following transactions: (i) the Supporting Holders entry into the New Senior Loan Facility; (ii) the Exchange Offer (as defined below); (iii) the amending and restating of the Intercreditor Agreement (as described in Item 6); (iv) the issuance of two series of warrants to the existing holders of the Issuer' Shares; (v) amendment and ratification of new employment agreements with members of senior management of the Issuer, the entry into a new management incentive plan, and the issuance of equity to the members of management; and (vi) the amendment of the certain organizational documents (i) – (vi) together, the "Restructuring").

In addition, the Restructuring Support Agreement provides that upon the Closing Date (as defined below), the Supporting Holders have the right to introduce a new slate of directors, and pursuant to the Restructuring Support Agreement, the Supporting Holders will have the right to designate six of the Issuer's new seven member Board of Directors.  Each of WA and one other Supporting Holder shall retain the right to designate one director nominee for so long as its ownership of outstanding Shares is more than 10%.  WA has appointed Jake Mercer, who also serves as a Portfolio Manager of WA.

The summary of the Restructuring Support Agreement and the Restructuring set forth above does not purport to be complete and is qualified in its entirety by reference to (i) the Restructuring Support Agreement, a copy of which is being filed as Exhibit D hereto and is incorporated herein by reference; (ii) the Current Report on Form 8-K filed by the Issuer on July 1, 2016, a copy of which is being filed as Exhibit E hereto and is incorporated by reference; and (iii) the Current Report on Form 8-K filed by the Issuer on August 1, 2016, a copy of which is being filed as Exhibit F hereto and is incorporated by reference.

NEW SENIOR LOAN FACILITY

In connection with the Restructuring, on June 29, 2016, the Issuer, as borrower, and each of the Issuer's domestic subsidiaries, as guarantors (the "Guarantors"), entered into a new senior secured multi-draw term loan facility (the "New Senior Loan Facility") with the lenders, including WBox 2015-7 Ltd., the Supporting Holders, from time to time party thereto, and Delaware Trust Issuer, as collateral agent and administrative agent (the "New Senior Loan Facility Agent"). In addition to the Supporting Holders, holders of Existing Notes that participated in the Exchange Offer, were given the right to participate as lenders in the New Senior Loan Facility based on their proportionate ownership of Existing Notes.  As part of the consideration for providing the New Senior Loan Facility, the Issuer has issued to the lenders, which include the Supporting Holders, 2,803,302 Shares (the "New Senior Loan Shares").  The New Senior Loan Shares were issued upon the consummation of the Exchange Offer, which occurred on July 27, 2016 (the "Closing Date").  The New Senior Loan Shares were issued directly to the lenders under the New Senior Loan Facility pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, under Section 4(a)(2) thereunder.

The summary of the New Senior Loan Facility set forth above does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is being filed as Exhibit G hereto and is incorporated herein by reference.

EXCHANGE OFFER AND CONSENT SOLICITATION

In connection with the Restructuring, on July 27, 2016, the Issuer completed an exchange offer and consent solicitation (the "Exchange Offer") related to the Existing Notes. In exchange for $138,128,000 in aggregate principal amount of the Existing Notes, representing approximately 98.7% of the outstanding aggregate principal amount of the Existing Notes, validly tendered (and not validly withdrawn) in the Exchange Offer, the Issuer issued (i) $69,064,000 aggregate principal amount of new 10.000% Senior Secured Second Lien Notes due 2019 (the "New Notes") and (ii) 6,410,502 new shares of the Issuer's Shares, after giving effect to a 135-to-1 reverse stock split. The Issuer delivered cash in lieu of any fractional shares.  In addition, each participating holder received accrued and unpaid interest on its tendered Existing Notes that were accepted for exchange from their last interest payment date to, but not including, the settlement date, which was paid in the form of additional New Notes, in an aggregate amount of $7,458,912. The New Notes will bear interest at a rate of 10.000% per annum payable in cash, accruing from the settlement date, provided that for each interest payment through and including July 15, 2017, SAE may, at its option, pay interest in kind by issuing additional New Notes ("PIK Notes"). Interest paid in kind will accrue at a rate per annum of 11.0%, and any PIK Notes will be fungible with, and will accrue interest at the same rate as, the New Notes. Concurrently with the Exchange Offer, the Issuer solicited consents from holders of the Existing Notes to adopt certain proposed amendments to the Indenture under which the Existing Notes were issued, the existing Intercreditor Agreement and related collateral and security agreements relating to the Existing Notes.

The summary of the Exchange Offer Memorandum and Consent Solicitation dated June 24, 2016 (the "Memorandum") set forth above does not purport to be complete and is qualified by reference to the Memorandum.

The Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

The Reporting  Persons have no plans or proposals as of the date of this filing  which, other than as expressly set forth above,  relate to, or would result in,  any of the  actions  enumerated  in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof, WA may be deemed to be the beneficial owner of 2,609,039 Shares, constituting 27.9% of the Shares of the Issuer, based on 9,344,288 Shares outstanding as of August 3, 2016.

WA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,609,039 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,609,039 Shares.

As of the date hereof, WB GP may be deemed to be the beneficial owner of 2,609,039 Shares, constituting 27.9% of the Shares of the Issuer, based on 9,344,325 Shares outstanding as of July 28, 2016.

WB GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,609,039 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 2,609,039 Shares.

As of the date hereof, WMP may be deemed to be the beneficial owner of 1,582,394 Shares, constituting 16.9% of the Shares of the Issuer, based on 9,344,325 Shares outstanding as of July 28, 2016.

WMP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,582,394 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,582,394 Shares.

As of the date hereof, WCP may be deemed to be the beneficial owner of 510,492 Shares, constituting 5.5% of the Shares of the Issuer, based on 510,492 Shares outstanding as of July 28, 2016.

WCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 510,492 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 510,492 Shares.

As of the date hereof, WBox 2015-7 Ltd. may be deemed to be the beneficial owner of 1,026,461 Shares, constituting 11.0% of the Shares of the Issuer, based on 9,344,325 Shares outstanding as of July 28, 2016.

WBox 2015-7 Ltd. has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,026,461 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,026,461 Shares.

(c)  See Item 4 for a description of the transactions in the Shares that were effected during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

REGISTRATION RIGHTS AGREEMENT

On July 27, 2016, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with WBox 2015-7 Ltd. and other parties who received Shares on July 27, 2016 (the "RRA Holders"). The Registration Rights Agreement requires the Issuer to use its commercially reasonable efforts to prepare and file a shelf registration statement (the "Shelf Registration Statement") registering the offering and sale on a delayed or continuous basis of all Registrable Securities (as defined in the Registration Rights Agreement), and to keep such Shelf Registration Statement effective until the earliest of (i) the date as of which all Registrable Securities have been sold pursuant to the Shelf Registration Statement, (ii) the date on which the Registration Rights Agreement terminates and (iii) such shorter period as the RRA Holders of at least 50% of Registrable Securities with respect to the Shelf Registration shall agree in writing.

Pursuant to the Registration Rights Agreement, RRA Holders have customary underwritten offering and piggyback registration rights, subject to the limitations set forth in the Registration Rights Agreement. Under their underwritten offering rights, individual RRA Holders that together own Registrable Securities representing at least 50% of the outstanding shares of the Issuer's common stock have the right to demand the Issuer to effectuate the distribution of any or all of their Registrable Securities by means of an underwritten offering pursuant to the Shelf Registration Statement. No individual holder may exercise this right more than two times. The Issuer is not obligated to effect an underwritten demand notice within 90 days of closing another underwritten offering. Under their piggyback registration rights, if at any time the Issuer proposes to conduct an underwritten offering for its own account, the Issuer must allow such RRA Holders to include a specified number of their Registrable Securities in the offering. These rights are subject to certain conditions and limitations, including certain rights to limit the number of shares to be included in an underwritten offering and the Issuer's right to delay or withdraw a registration statement or an offer and sale of Registrable Securities pursuant to such registration statement (including underwritten offerings) under certain circumstances. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions.

The summary of the Registration Rights Agreement set above does not purport to be complete and is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which is being filed as Exhibit H hereto and is incorporated herein by reference.

See Item 4 above for a description of the Restructuring Support Agreement and the New Senior Loan Facility.

SUPPLEMENTAL INDENTURE

In connection with the Restructuring, on June 29, 2016, the Issuer, the guarantors party thereto (the "Existing Notes Guarantors") and Wilmington Savings Fund Society, FSB (successor to U.S. Bank National Association), as trustee for the Existing Notes (the "Existing Trustee"), entered into a first supplemental indenture (the "Supplemental Indenture") to the indenture governing the Existing Notes (the "Existing Indenture"). The Supplemental Indenture modified the Existing Indenture to, among other things, permit the incurrence of additional secured indebtedness pursuant to the New Senior Loan Facility and through the issuance of the New Notes in the Exchange Offer.

The Supplemental Indenture includes additional changes necessary to give effect to the Restructuring and directs the Existing Trustee, in its capacity as noteholder collateral agent for the Existing Notes, to enter into the Amended and Restated Intercreditor Agreement and the amendment to the Existing Security Agreement on behalf of the Existing Holders.  The material terms of the Existing Indenture, other than the amendments summarized above, remain substantially as set forth in the Existing Indenture.

The summary of the Supplemental Indenture set forth above does not purport to be complete and is qualified in its entirety by reference to the text of the Supplemental Indenture, a copy of which is being filed as Exhibit I hereto and is incorporated herein by reference.

AMENDED AND RESTATED INTERCREDITOR AGREEMENT

In connection with the Restructuring, on June 29, 2016, Wells Fargo Bank, National Association ("Wells Fargo"), in its capacity as lender and collateral agent under the Existing Revolving Credit Facility, Wilmington Savings Fund Society, FSB (successor to U.S. Bank National Association), in its capacity as trustee and collateral agent for the Existing Notes, and Delaware Trust Company, in its capacity as administrative agent and collateral agent for the New Senior Loan Facility, amended and restated the Intercreditor Agreement, dated as of November 6, 2014, by and between Wells Fargo and Wilmington Savings Fund Society, FSB (as successor to U.S. Bank National Association) (the "Existing Intercreditor Agreement" and as amended and restated, the "Amended and Restated Intercreditor Agreement"), to govern the relationship of the holders of Existing Notes (the "Existing Noteholders"), the holders of New Notes (the "New Noteholders"), which were issued upon consummation of the Exchange Offer, and the lenders under the Issuer's Existing Revolving Credit Facility and New Senior Loan Facility, with respect to the collateral and certain other matters.

The Amended and Restated Intercreditor Agreement, among other things, modifies the terms of the Existing Intercreditor Agreement to (i) establish the relative priorities, rights, obligations and remedies with respect to the collateral among the holders of the Existing Notes, the holders of the New Notes, the lenders under the Existing Revolving Credit Facility, the lenders under the New Senior Loan Facility, the holders of future debt that are permitted to share the security interests held by the holders of the Existing Notes, the holders of the New Notes, the lenders under the Existing Revolving Credit Facility and the lenders under the New Senior Loan Facility, as the case may be, on a pari passu basis and the collateral agents of the foregoing (collectively, the "Secured Parties"); and (ii) modify the terms of the Existing Intercreditor Agreement to permit the holders of obligations under the New Senior Loan Facility and the New Notes to share the security interests held by the Existing Noteholders and Wells Fargo as the lender under the Existing Revolving Credit Facility as follows:

•          the obligations under the Existing Revolving Credit Facility will be secured by all of the existing collateral on a senior first lien priority basis;

•          the obligations under the New Senior Loan Facility will be secured by all of the existing collateral on a junior first lien priority basis;

•          the obligations under the New Notes will be secured by substantially all of the existing collateral on a second lien priority basis;

•          the obligations under the Existing Notes will be secured by substantially all of the existing collateral on a third lien priority basis; and

•          the Secured Parties will agree that Wells Fargo Bank, National Association, as the collateral agent under the Existing Revolving Credit Facility, will exercise enforcement actions in respect of the collateral in most cases under the Amended and Restated Intercreditor Agreement.

In addition, the Amended and Restated Intercreditor Agreement provides that, following a triggering event, as among the Secured Parties, the Senior Representative will have the right (subject to a purchase option by the other Secured Parties) to, or the right to direct any other collateral agent to, adjust or settle insurance policies or claims in the event of any loss thereunder relating to insurance proceeds with respect to collateral, to approve any award granted in any condemnation or similar proceeding affecting such insurance proceeds and to enforce rights, exercise remedies and discretionary rights and powers with respect to collateral; and similarly, the Secured Parties will agree that if the Issuer or any guarantor becomes subject to a case under the U.S. Bankruptcy Code, the Secured Parties will only be permitted to object to a debtor-in-possession financing or the use of cash collateral if the Secured Parties for which the Senior Representative is the collateral agent also object. The "Senior Representative" under the Amended and Restated Intercreditor Agreement will be Wells Fargo Bank, National Association, as the Existing Revolving Credit Facility Agent, until the obligations under the Existing Revolving Credit Facility have been discharged in full, after which the New Senior Loan Facility Agent will be the Senior Representative; and once the Existing Revolving Credit Facility Agent and the New Senior Loan Facility Agent each cease to be the Senior Representative and the obligations under each of the Existing Revolving Credit Facility and New Senior Loan Facility have been discharged in full, the Senior Representative will be Wilmington Savings Fund Society, FSB, as the New Noteholder Collateral Agent.

The material terms of the Amended and Restated Intercreditor Agreement, other than those summarized above, remain substantially as set forth in the Existing Intercreditor Agreement, except that the Noteholder Collateral Agent will no longer have a first-priority security interest in the "Noteholder Priority Collateral" (as such term is defined in the Existing Intercreditor Agreement).  The holders of obligations under the Existing Revolving Credit Facility will continue to have lien priority in respect of proceeds of collateral under the Amended and Restated Intercreditor Agreement.

The summary of the Amended and Restated Intercreditor Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is being filed as Exhibit J hereto and is incorporated herein by reference.

INDENTURE

The terms of the New Notes are governed by the indenture (the "Indenture"), dated as of July 27, 2016, among the Issuer, its domestic subsidiaries party thereto (the "Indenture Guarantors") and Wilmington Savings Fund Society, FSB, as trustee (the "Trustee") and noteholder collateral agent (the "Noteholder Collateral Agent").

The New Notes will bear interest at a rate of 10.000% per annum payable in cash, accruing from July 27, 2016; provided, however, that for each interest payment date for the New Notes through, and including the July 15, 2017 interest payment date, the Issuer may, at its option, pay interest on any or all such interest payment dates in kind by the issuance of additional New Notes.

The New Notes are unconditionally guaranteed, jointly and severally, by all of the Issuer's existing and future domestic restricted subsidiaries, except for immaterial subsidiaries and certain holding companies holding interests in controlled foreign corporations (the "New Guarantees"). The New Notes and the New Guarantees are secured on a second priority basis by liens on substantially all of the Issuer's and the Indenture Guarantors' assets, subject to certain exceptions and permitted liens, securing (i) the obligations under the Existing Revolving Credit Facility on a senior first priority basis, (ii) the New Senior Loan Facility on a junior first priority basis and (iii) the Existing Notes on a third priority basis.

The New Notes are subject to a make-whole provision requiring that if the New Notes are accelerated or otherwise become due and payable prior to their stated maturity due to an event of default, then an applicable premium determined in accordance with the Indenture will also be immediately due and payable, together with principal of, accrued and unpaid interest on, the New Notes.

Subject to certain exceptions, upon the occurrence of a Change of Control (as defined in the Indenture), each holder of New Notes will have the right to require the Issuer to purchase that holder's New Notes for a cash price equal to 101% of the principal amounts to be purchased, plus accrued and unpaid interest to the date of purchase. Upon the occurrence of an Asset Sale (as defined in the Indenture), each holder of New Notes will have the right to require the Issuer to purchase that holder's New Notes for a cash price equal to 100% of the principal amounts to be purchased, plus accrued and unpaid interest to the date of purchase, prepayment or redemption, from any proceeds from the Asset Sale in excess of $7.5 million that are not otherwise used by the Issuer to either reduce its debt, reinvest in assets or acquire a permitted business.

The Indenture contains various covenants that, subject to certain exceptions, limit the ability of the Issuer and its restricted subsidiaries to, among other things: (i) transfer or sell assets; (ii) pay dividends, redeem subordinated indebtedness or make other restricted payments; (iii) incur or guarantee additional indebtedness or, with respect to its restricted subsidiaries, issue preferred stock; (iv) create or incur liens; (v) incur dividend or other payment restrictions affecting its restricted subsidiaries; (vi) consummate a merger, consolidation or sale of all or substantially all of its or its subsidiaries' assets; (vii) enter into transactions with affiliates; (viii) engage in business other than its current business and reasonably related extensions thereof; and (ix) take or omit to take any actions that would adversely affect or impair in any material respect the collateral securing the New Notes.

The Indenture also contains other customary terms and conditions, including relating to customary events of default. If an event of default occurs and is continuing, then all outstanding New Notes either become due and payable immediately without further action or notice (in the event of a bankruptcy default), or the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding New Notes may declare the principal of, and any accrued interest on, the New Notes to be due and payable immediately (in the event of another default).

The summary of the Indenture, the New Notes, the form of which is included in the Indenture, and the New Guarantees set forth above does not purport to be complete and is qualified in its entirety by reference to the text of the Indenture, which is being filed as Exhibit K hereto and is incorporated herein by reference, and the Notation of Guarantee, a copy of which is being filed as Exhibit L hereto and is incorporated herein by reference.

ADDITIONAL INDEBTEDNESS JOINDER AND DESIGNATION

In connection with the entry into the Indenture and the issuance of the New Notes, the Trustee and Noteholder Collateral Agent entered into an Additional Indebtedness Joinder and Designation dated July 27, 2016 (the "Joinder") with the collateral agent for the Existing Revolving Credit Facility, the collateral agent for the New Senior Loan Facility and the noteholder collateral agent for the Existing Notes. Pursuant to the Joinder, the Noteholder Collateral Agent, for and on behalf of the holders of the New Notes, agreed to become a party to, and to be subject to the terms of, the New Intercreditor Agreement and the existing parties to the New Intercreditor Agreement agreed that the New Notes and the New Guarantees shall constitute additional debt under the New Intercreditor Agreement with the relative ranking described above.

The summary of the Joinder set forth above does not purport to be complete and is qualified in its entirety by reference to the text of the Joinder, a copy of which is being filed as Exhibit M hereto and is incorporated herein by reference.

SECURITY AGREEMENT

In connection with the issuance of the New Notes and execution of the Indenture, the Issuer, the Guarantors and the Noteholder Collateral Agent entered into a Security Agreement, dated as of July 27, 2016 (the "Security Agreement"), pursuant to which the Issuer and the Guarantors pledged substantially all of their assets to secure their obligations under the New Notes and the Indenture, subject to certain exclusions and exceptions as set forth in such agreement as well as the New Intercreditor Agreement. The New Notes and the New Guarantees are not secured by the assets of the Issuer's subsidiaries that are not Guarantors.

The summary of the Security Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the text of the Security Agreement, a copy of which is being filed as Exhibit N hereto and is incorporated herein by reference.

See Item 4 above for a description of the Restructuring Support Agreement and the New Senior Loan Facility.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Executive Officers and Board of Managers of Whitebox Advisors LLC
Exhibit C:  Board Members of Whitebox General Partner LLC
Exhibit D:  Restructuring Support Agreement dated as of June 13, 2016 (incorporated herein by reference to Exhibit 17.0 to the Current Report on Form 8-K filed by SAExploration Holdings, Inc. on June 13, 2016)
Exhibit E: Current Report on Form 8-K filed by SAExploration Holdings, Inc. on July 1, 2016.
Exhibit F: Current Report on Form 8-K filed by SAExploration Holdings, Inc. on August 1, 2016.
Exhibit G:  Term Loan and Security Agreement dated as of June 29, 2016 (incorporated herein by reference to Exhibit 17.0 to the Current Report on Form 8-K filed by SAExploration Holdings, Inc. on July 1, 2016)
Exhibit H: Registration Rights Agreement dated as of July 27, 2016 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SAExploration Holdings, Inc. on August 1, 2016)
Exhibit I:  First Supplemental Indenture dated as of June 29, 2016 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by SAExploration Holdings, Inc. on July 1, 2016)
Exhibit J:  Amended and Restated Intercreditor Agreement dated June 29, 2016 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SAExploration Holdings, Inc. on July 1, 2016)
Exhibit K: Indenture dated as of July 27, 2016 (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by SAExploration Holdings, Inc. on August 1, 2016)
Exhibit L: Notation of Guarantee (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed by SAExploration Holdings, Inc. on August 1, 2016)
Exhibit M: Additional Indebtedness Joinder and Designation (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by SAExploration Holdings, Inc. on August 1, 2016)
Exhibit N: Security Agreement dated July 27, 2016 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SAExploration Holdings, Inc. on August 1, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2016
(Date)

Whitebox Advisors LLC

By:            /s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Operating Officer

Whitebox General Partner LLC

By:            /s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Operating Officer

Whitebox Multi-Strategy Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Operating Officer

Whitebox Credit Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Operating Officer

WBox 2015-7 Ltd.

By:            /s/ Mark Strefling
Mark Strefling
Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated August 8, 2016, relating to the Common Stock, $0.0001 par value of SAExploration Holdings, Inc. shall be filed on behalf of the undersigned.

August 8, 2016
(Date)

Whitebox Advisors LLC

By:            /s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Operating Officer

Whitebox General Partner LLC

By:            /s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Operating Officer

Whitebox Multi-Strategy Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Operating Officer

Whitebox Credit Partners, LP

By:            Whitebox General Partner LLC

By:            /s/ Mark Strefling
Mark Strefling
Whitebox Advisors LLC
Chief Operating Officer

WBox 2015-7 Ltd.

By:            /s/ Mark Strefling
Mark Strefling
Director

Exhibit B

EXECUTIVE OFFICERS AND BOARD OF MANAGERS OF WHITEBOX ADVISORS LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors, LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer and Board member Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value and Board member Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer and Board member Whitebox Advisors LLC	USA
Michael McCormick	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Financial Officer Whitebox Advisors LLC	USA
Elissa Weddle	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Legal Officer Whitebox Advisors LLC	USA
Chris Hardy	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Compliance Officer Whitebox Advisors LLC
Brian Lofton	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Risk Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Non-Corporate Credit and Macro and Board member Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer and Board member Whitebox Advisors LLC	USA

Exhibit C

BOARD MEMBERS OF WHITEBOX GENERAL PARTNER LLC

The name, business address, present principal employment and citizenship of each executive officer of Whitebox Advisors LLC is set forth below.

Name	Business Address	Present Principal Employment	Citizenship

Andrew Redleaf	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Executive Officer Whitebox Advisors LLC	USA
Robert Vogel	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Corporate Credit and Relative Value Whitebox Advisors LLC	USA
Mark Strefling	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	General Counsel/Chief Operating Officer Whitebox Advisors LLC	USA
Paul Twitchell	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Head of Event Whitebox Advisors LLC	USA
Richard Vigilante	3033 Excelsior Boulevard Suite 300 Minneapolis, MN 55416	Chief Communications Officer Whitebox Advisors LLC	USA